02043422

0-29616

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month(s) of April, May, June, 2002

BELMONT RESOURCES INC.
(Translation of registrant's name into English)

Suite 600 - 625 Howe Street, Vancouver, B.C. V6C 2T6
(Address of principal executive offices)

[Indicate by a check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ____

[Indicate by a check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes X No ____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belmont Resources Inc.
(Registrant)

Date July 19, 2002

By ____________
(Signature)
Gary Musil, Secretary/Director

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month(s) of April, May, June , 2002

BELMONT RESOURCES INC.
(Translation of registrant's name into English)

Suite 600 - 625 Howe Street, Vancouver, B.C. V6C 2T6
(Address of principal executive offices)

[Indicate by a check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ______

[Indicate by a check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes X No ______

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belmont Resources Inc.
(Registrant)

Date July 19, 2002

By ______________________
(Signature)
Gary Musil, Secretary/Director

FILE #82-686 and 0-29616

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

May 21, 2002

BC Securities Commission
9th Floor, 701 Georgia Street
Vancouver, BC
V7Y 1L2

Attention: Statutory Filings

Dear Sirs:

Re: BC Form 45-902F

Enclosed please find our BC Form 45-902F regarding the completion of a minor property acquisition announced on February 8, 2002. Also enclosed is our filing fee for the above.

If you have any questions regarding the abovementioned documents, please contact us at the above address.

Yours truly,

Gary Musil, CFO
Secretary/Director

Enclosures
cc: Martin & Associates, Solicitors, Attn: Paul Fang, Solicitor
Securities & Exchange Commission, Wash. D.C., USA

FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

   Belmont Resources Inc.
   600 - 625 Howe Street
   Vancouver, BC V6C 2T6

   Telephone: (604) 683-6648

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quoting system.

   TSX Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   250,000 common shares of the Issuer issued at a deemed price of $0.10 per share pursuant to the acquisition of a mineral property.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full Name & Municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Purchase price per Security (CDN$)	Section of Act/Rules Prospectus Exemption	Length of any restricted or seasoning period
Schedule Attached					

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full Name & Residential Address of Purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Section of Act/Rules Prospectus Exemption
Schedule Attached			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers

resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

N/A

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name & address of person being compensated	Compensation paid (number and type of security and/or cash amount (CDN$)	Price per share (CDN$)
Moshe Zefrani 5788 Fairside Cote St.-Luc, Quebec H4W 2A7	$18,500 common shares - finders fee	$0.10
Jane H. Takata 2159 East 37th Ave. Vancouver, B.C. V5P 1J3	$18,500 common shares - finders fee	$0.10

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED this 21st day of May, 2002

Belmont Resources Inc.

Per: [signature]
Signature of authorized signatory

Gary Musil, Secretary and Director

Name and Office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

Question #5 Schedule

Full Name & Municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Purchase price per Security (CDN$)	Section of Act/Rules Prospectus Exemption	Length of any restricted or seasoning period
Serge Lavoie Arva, Ontario	50,000 200,000	March 6/02 April 9/02	$0.10	74(2)(18) of the Act	February 10/03
Moshe Zefrani Cote St.-Luc, Quebec	18,500	March 6/02	$0.10	128(f) of the Act	February 10/03
Jane H. Takata Vancouver, B.C.	18,500	March 6/02	$0.10	128(f) of the Act	February 10/03

Question #6 Schedule

Full Name & Residential Address of Purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Section of Act/Rules Prospectus Exemption
Serge Lavoie 21605 Adelaide St. North RR#1 Arva, Ontario N0M 1C0	519-660-0016 srlavoie@on.aibn.com	250,000 common shares	74(2)(18) of the Act

CIBC Mellon

File #82-686 and 0-29616

June 24, 2002

To the Following Securities Commission(s):

BC Securities Commission
Alberta Securities Commission

To the Following Stock Exchange(s):

TSX Venture Exchange

SEC MAIL RECEIVED PROCESSING AUG 02 2002 WASH. D.C. 164 SECTION

Dear Sirs:

RE: BELMONT RESOURCES INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 24th day of June, 2002.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Annual Report to the Shareholders, Notice of Annual General Meeting, Information Circular and Audited Financial Statements for the Year Ended January 31, 2002
B) Proxy
C) Supplemental Mail Return Card
D) Investment Highlights

Yours very truly,

CIBC MELLON TRUST COMPANY

"Gilda Brombal
Account Officer
Client Services

/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9

BELMONT RESOURCES INC.

#600 - 625 Howe Street
Vancouver, B.C., V6C 2T6

Tel: (604) 683-6648, Fax: (604) 683-1350, E-Mail: belmontr@telus.net

2002 ANNUAL GENERAL MEETING

	Annual Report to the Shareholders
	Notice of Annual General Meeting of Shareholders
ANNUAL GENERAL MEETING	Information Circular
	Audited Financial Statements as at January 31, 2002
Place:	2100 - 1066 West Hastings Street Vancouver, B.C.
Time:	10:00 a.m.
Date:	Tuesday, July 23, 2002

BELMONT RESOURCES INC.

CORPORATE DATA

Head Office

#600 - 625 Howe Street
Vancouver, B.C., V6C 2T6
Contact: Gary Musil
Tel: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@telus.net
Website: www.Belmont-Resources.com

Directors and Officers

Vojtech Agyagos, President/Director
Gary Musil, Secretary/Director
Kenneth B. Liebscher, Director
Peter E. Serck, Director
Peter P.H. John, Director
Jake Bottay, Director

Registrar and Transfer Agent

CIBC Mellon Trust Company
#1600 - 1066 W. Hastings Street
Vancouver, B.C. V6E 3X1

Solicitors

Martin & Associates
#2100 – 1066 W. Hastings Street
Vancouver, B.C. V6E 3X2

Auditors

Dale, Matheson, Carr-Hilton, CA
#1700 – 1140 W. Pender Street
Vancouver, B.C V6E 4G1

Listing

TSX Venture Exchange
Symbol: BEO

12g3-2(b) #82-686

OTC Bulletin Board
Symbol BEOVF

Belmont Resources Inc.

(TSX - BEO)

June 17, 2002

Annual Report to the Shareholders

Belmont Resources Inc. (the "Company") is principally engaged in the acquisition, exploration and development of mineral properties in the Slovak Republic and Ontario, Canada and oil/gas concessions in the Slovak Republic and accordingly has no revenue from any of its holdings.

The relentless bear market for junior resource companies showed no signs of abating over the past year, however, at present, we are starting to see a rebirth of optimism which the Company believes will provide a framework to raise money and enable the Company to proceed forward with its prospects in 2002.

During 2001 the Company signed an agreement with EuroGas, Inc. ("EuroGas") whereby EuroGas agreed to acquire Belmont's 57% shareholding interest in Rozmin in exchange for the following: (1) $100,000 USD in cash, (2) EuroGas will issue to Belmont 12 million common shares (with registration rights attached); and (3) a royalty of 2% of the gross sale price on each sold ton of talc payable to Belmont and other terms and conditions further detailed in the agreement. It is expected that the proposal sale will realize + 125% return on our April 2000 investment.

Belmont may use a portion of the proceeds from the Rozmin sale to begin exploration on its 849.7 Km2 (209,950 acre) oil and gas concession area in Eastern Slovak Republic, as well as review other mineral and gas projects.

Subsequent to the year ending January 31, 2002 we have accomplished the following:

1) In February 2002 the Company signed a Letter of Intent to acquire 100% interest in the Tolmie mineral claim Block, James Bay Lowlands Region, Northeastern Ontario.
2) In February 2002 the Company entered into an Investor Relations agreement with MiTrade International Inc. ("MiTrade")
3) In March 2002 we completed a non brokered private placement of 500,000 shares @ $0.10/share netting $50,000 to the treasury;
4) In March 2002 the Company contracted a Geologist to prepare an updated report on the Tolmie property and outline an exploration program. The James Bay Lowlands is considered a very favourable diamond exploration area.
5) In April 2002, based on recommendations of it's consulting Geologist, the Company arranged the staking of four additional diamond prospect properties located in the James Bay Lowlands, Ontario.

Visit **Belmont's** website at www.belmont-resources.com and stay tuned for updated info on **Belmont's** recent acquisitions of 5 potential diamond properties in an **ACTIVE** diamond exploration district in Canada. The most advanced diamond exploration project in the province of Ontario is **DeBeers Canada Exploration Inc.'s** 100% owned Victor project in the James Bay Lowlands. **Belmont** Resources Inc. is poised to become, the next kimberlite diamond discovery in the James Bay Lowlands, a region that has uncovered thousands of kimberlite indicator minerals.

The Company would like to thank its shareholders for their patience throughout the last year. We look forward to your continued support and expect to keep you informed of our progress in the coming year. We aim to expand our resource inventory, develop our properties, and increase shareholder value.

On Behalf of the Board of Directors

"VOJTECH AGYAGOS"

Vojtech Agyagos,
President/Director

BELMONT RESOURCES INC.

INFORMATION CIRCULAR

This information circular contains information as at JUNE 14, 2002.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of the Company for use at the Annual General Meeting (the "Meeting") of the members (shareholders) of BELMONT RESOURCES INC. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each member having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each member is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

The persons named in the accompanying Proxy are representatives of the Company. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, THE CIBC MELLON TRUST COMPANY, 1600-1066 WEST HASTINGS STREET, VANCOUVER, B.C. V6E 3X1 AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 2100-1066 West Hastings Street, Vancouver, B.C. V6E 3X2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or Senior Officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. 21,490,012 common shares of the Company are presently issued and outstanding.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

Name	Number of Shares	Percentage of Outstanding Shares
CDS & Co.*	14,706,118	68.4%
CEDE & Co.*	3,725,693	17.3%

*the beneficial holders of shares of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.

Management proposes to fix the number of directors of the Company at 6 and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name, Position and Residence	Principal Occupation or Employment	Period a Director of the Company	Shares Beneficially Owned
Vojtech Agyagos North Vancouver, British Columbia, Canada President and Director	Businessman	Since December 17, 1996	212,000 Direct 132,500 Indirect
Gary Musil Vancouver, British Columbia, Canada Secretary and Director	2000 - present; Director of Mandalay Resources Corporation; 1999 - present: Chief Financial Officer of Belmont Resources Inc.; 1992 - present: Director and Secretary of Belmont Resources Inc.; 1988 - present: Director and Secretary of E.T.C. Industries Inc.; 1990 - 1999: Accountant/Manager for 311180 B.C. Ltd. which provided office space and services, management and financial consulting to public companies;	Since August 14, 1992	38,200
Kenneth B. Liebscher Blaine, WA U.S.A. Director	General Manager, U.S. & Foreign Communications; 1992- present, Director of Belmont Resources Inc.; 1998 to present, Director, Montoro Resources Inc.; 1999 to 2001, Director of Empyrean Communications, Inc. (formerly, Direction Technologies Inc.); 1999 to November 2001, Director/President of ThermoElastic Technologies Inc.; 2001 to present, Director of AbsoluteFutures.com	Since May 1, 1992	Nil
Peter P.H. John Rath, Baltimore, County Cork, Republic of Ireland Director	1979 to present, Self-employed industrial designer	Since April 11, 1996	500,000
Peter E. Serck Toronto, Ontario Director	Businessman	Since August 22, 1996	206,500
Jake Bottay West Vancouver, British Columbia, Canada Director	1987 - present; Consultant; 1996 - present; Director of E.T.C. Industries Ltd.; 1992-1998; President El Bravo Gold Mining Ltd; May 2001 - June 2002; Director of SNG Telecom Inc.	Since February 18, 2000	Nil

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada, except for Peter John who is a German resident. Details of remuneration paid to the Company's executive officers is set out under the heading "Remuneration of Management and Executive Compensation" below.

The Company's audit committee consists of Gary Musil, Kenneth B. Liebscher and Peter E. Serck.

Advance notice of this meeting inviting nomination for directors of the Company as required by Section 111 of the Company Act, British Columbia, was published in the Vancouver Province Newspaper on May 27, 2002 and delivered to the British Columbia Securities Commission and the TSX Venture Exchange.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Jan. 31 Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
Vojtech Agyagos	2002	60,000[1]	Nil	Nil	Nil	Nil	Nil	Nil
"	2001	55,000[2]	Nil	Nil	200,000[6]	Nil	Nil	Nil
"	2000	54,000[3]	Nil	Nil	75,000[5]	Nil	Nil	Nil
"	1999	54,000[3]	Nil	Nil	144,000[4]	Nil	Nil	Nil

1 Management Fees - $10,000 paid and $50,000 accrued during the current fiscal year.

2 Management Fees - amended to $5,000 per month effective December 1, 2000.

3 Management Fees - amended to $4,500 per month effective April 1, 1997

4 Options were granted on February 24, 1998 and were exercisable up to February 24, 2000 at a price of $0.56 per share. 144,000 were re-priced at $0.32 on September 17, 1999.

5 Options were granted on September 17, 1999 and are exercisable up to September 17, 2001 at a price of $0.32 per share.

6 Options were granted on August 12, 2000 and exercisable up to August 17, 2002 at a price of $0.32 per share. The options were re-priced at $0.14 on June 25, 2001.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (# common shares)	% of Total Options Granted to Employees in Financial Year	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Vojtech Agyagos	Nil	Nil	Nil	Nil	Nil

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Vojtech Agyagos	Nil	Nil	Nil	Nil

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements attached hereto.

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Dale, Matheson, Carr-Hilton, Chartered Accountants, of Vancouver, British Columbia, as Auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. Refer to the heading "Remuneration of Management and Executive Compensation" for further details with respect to management contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1. Stock Option Plan and Incentive Stock Options

The Company's Management has recommended that the Company adopt the Stock Option Plan containing among other things, provisions consistent with the current policies of the Exchange. At the Meeting, members will be asked to approve the Stock Option Plan. The Stock Option Plan is also subject to Exchange approval.

Under the Stock Option Plan, the Board of Directors may grant up to 10% of the issued number of shares outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a "Rolling Plan".

By approving the Stock Option Plan, members will have granted the Board of Directors authority to convert the Stock Option Plan from a Rolling Plan to a Fixed Plan, to apply for regulatory approval from the TSX Venture Exchange for the Fixed Plan and to make any other changes which are necessary to obtain regulatory approval.

In the Fixed Plan:

a. the number of common shares reserved under the Fixed Plan shall equal 4,298,002 determined as 20% of the number of shares outstanding as of the date of approval of this Plan;

b. the common shares issued upon exercise of options granted subsequent to the date of conversion of the Plan to the Fixed Plan shall be subject to the following vesting provisions:

    i. 15% of the options granted under the Fixed Plan will vest upon approval by the TSX Venture Exchange;

    ii. 15% of the options granted under the Fixed Plan will vest every 3 months following approval by the TSX Venture Exchange for a period of 18 months; and

    iii. 10% of the options granted under the Fixed Plan will vest at the end of the 18 month period.

Whether granted under the Rolling Plan or Fixed Plan:

a. the maximum term of any option will be five years from the date of grant or such lesser period as determined by the Board of Directors; and

b. any amendment to the Stock Option Plan will also be subject to the approval of the Exchange and may also require shareholder approval.

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan and their associates must abstain from voting on the Stock Option Plan.

A copy of the Stock Option Plan will be available for inspection at the Meeting. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the members approve the Stock Option Plan.

OTHER MATERIAL FACTS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 14th day of June, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: ______________________

Gary Musil, Director

Quarterly Report - BC Form 51-901 F

ISSUER DETAILS

For Quarter Ended:	*January 31, 2002*
Date of Report:	*June 7, 2002*
Name of Issuer:	*BELMONT RESOURCES INC.*
Issuers Address:	*#600 – 625 Howe Street* *Vancouver, B.C. V6C 2T6*
Issuer Fax Number:	*604-683-1350*
Issuer Phone Number:	*604-683-6648*
Contact Person:	*Gary Musil*
Contact Position:	*Secretary /Director*
Contact Telephone Number:	*604-683-6648*
Contact E-Mail Address:	belmontr@direct.ca
Website Address:	www.Belmont-Resources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Directors Name:	*Gary Musil*	Date Signed:	*June 20, 2002*
Directors Name:	*Kenneth B. Liebscher*	Date Signed:	*June 20, 2002*

BELMONT RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2002 AND 2001

(IN CANADIAN DOLLARS)

DALE
MATHESON
CARR-HILTON
CHARTERED ACCOUNTANTS

Partnership of:

James F Carr-Hilton, Ltd. Peter J Donaldson, Inc. Fraser G. Ross, Ltd.

Robert J Burkart, Inc. Alvin F Dale, Ltd. Robert J Matheson, Inc.

AUDITORS' REPORT

To the Shareholders of
Belmont Resources Inc.

We have audited the consolidated balance sheets of **Belmont Resources Inc.** as at January 31, 2002 and 2001 and the consolidated statements of deficit, operations, and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the company as at January 31, 2002 and 2001 and the results of its operations and cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Dale Matheson Carr-Hilton
CHARTERED ACCOUNTANTS

Vancouver, B.C.
June 7, 2002

BELMONT RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

YEARS ENDED JANUARY 31, 2002 AND 2001

(IN CANADIAN DOLLARS)

	2002 $	2001 $
CASH FLOWS PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net profit (loss) for the year	321,572	(1,346,940)
Add non-cash items:		
Amortization	38,893	33,251
Gain on disposal of subsidiary	(998,988)	-
Loss on sale of marketable securities	21,870	536,261
Write-down of marketable securities	500	32,500
Write-down of resource interests	218,260	479,157
Recovery of accounts payable	-	(12,100)
Recovery of non-controlling interest in loss of subsidiary	-	(13,270)
Write-down of advances	157,625	-
	(240,268)	(291,141)
Net changes in non-cash working capital items		
Accounts receivable	13,156	(24,150)
Advances and deposits	-	(271,990)
Prepaid expenses	1,170	604
Accounts payable and accrued liabilities	(49,102)	47,026
Short-term loan	5,250	-
	(269,794)	(539,651)
INVESTING ACTIVITIES		
Resource interest expenditures	(14,514)	(2,409,260)
Acquisition of capital assets	-	(6,497)
Proceeds on disposal of subsidiary	150,000	-
Proceeds on sale of marketable securities	24,630	1,482,887
	160,116	(932,870)
FINANCING ACTIVITIES		
Issuance of share capital	-	284,480
Due to related parties	34,439	-
	34,439	284,480
DECREASE IN CASH	(75,239)	(1,188,041)
CASH, beginning of year	89,040	1,277,081
CASH, end of year	13,801	89,040

- See Accompanying Notes -

BELMONT RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2002 AND 2001

(IN CANADIAN DOLLARS)

1. OPERATIONS

The Company's primary business is acquisition exploration and development of resource interests. Funding for operations is raised through public and private share offerings and sale of resource interests.

Future operations are dependant on the Company's ability to raise sufficient funding through share offerings, sale of investments, debt or profitable operations to support current and future expenditures.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts and operations of Slovgold Slovakia s.r.o. (SSSRO). SSSRO is a registered Slovakian company. The accounts of SSSRO have been consolidated on the following basis:

SSSRO

The Company owns a 100% interest pursuant to a share acquisition agreement. **(Note 7(a)).** All significant intercompany transactions and balances have been eliminated. As a result of the write-down of the resource interests a shareholder deficiency exists within the subsidiary. Under Canadian Generally Accepted Accounting Principles a non-controlling interest in shareholders' deficiency is not recognized upon consolidation if such deficit is not likely to be funded by the non-controlling interest. Accordingly, no amount has been recorded for non-controlling interest in the subsidiary.

SSSRO has a fiscal year end of December 31 for government filing requirements.

The accounts and operations of SSSRO have been consolidated for the periods January 1 to December 31, 2001 and 2000.

ROZMIN s.r.o.

The Company sold its 57% interest in Rozmin s.r.o. effective March 27, 2001. The accounts and operations of Rozmin have been consolidated in the accounts up to the date of disposition.

The disposition resulted in a gain on sale as follows:

	Cdn. $
Proceeds of disposition	3,357,500
Less: book value of net assets and liabilities disposed of	2,358,512
Gain on disposition	998,988

(IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

a) Consolidation – cont'd

	US $	Cdn $
Proceeds of disposition consist of:		
12,000,000 shares of EuroGas	1,911,700	3,044,000
2,500,000 Share purchase warrants exercise price adjustment	102,682	163,500
Advance royalty payments	96,774	150,000
	2,111,156	3,357,500

The Company holds the Rozmin s.r.o. shares pending settlement of the amount of guarantee shares to be issued by EuroGas and completion of the U.S. registration statement which requires the inclusion of certain financial information from EuroGas.

The Company has recorded the EuroGas transaction as a sale and disposition of a subsidiary and holds the shares as a collateral measure only. EuroGas acquired effective control of Rozmin on March 27, 2001. **(Note 3)**

b) Capital assets

Capital assets not directly associated with resource interests are recorded at cost. Amortization is provided at 20% per annum on a declining balance basis. Amortization of capital assets directly related to resource interests is capitalized in mineral interests where such capital assets relate to direct exploration expenditures. Capital assets are reviewed for impairment by management on a regular basis. If management determines an asset value is impaired below its net carrying value, an impairment charge is recorded in the period of such determination.

c) Resource interests

Costs incurred in respect of resource interests during the exploration and development stage are capitalized together with the cost of acquisition until such time as a property is in commercial production, sold or abandoned.

The recoverable value of resource interests, as reported on the balance sheet, is dependant upon future commercial success or proceeds from disposition.

The Company reviews its resource interests whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable in relation to expected future cash flows. Should an impairment in carrying amount be indicated, an impairment charge to estimated recoverable value would be recorded at that time.

Proceeds of dispositions of partial resource interests on properties are credited as a reduction of carrying costs. No profit or loss is realized until all the related costs have been offset by disposition proceeds. If a property is placed into commercial production, accumulated costs to production will be amortized based on units of production or depletion.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

d) Administrative costs

Administrative costs not directly associated with resource interests are recognized as period costs and are expensed in the period incurred.

e) Translation of foreign currencies

The Company's functional currency is Canadian dollars. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated at exchange rates at acquisition date. Revenues and expenses are translated at rates approximating exchange rates in effect at the date of the transactions. Exchange gains or losses arising on translation of current monetary items are included in operations for the year.

f) Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding.

The weighted average number of shares outstanding is as follows:

2002	2001
20,703,012	20,636,831

g) Future income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

As criteria for recording future income tax benefits resulting from available unutilized tax losses carried forward have not been met, no future income tax benefit has been recorded for the current year.

h) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Significant areas requiring the use of management estimates relate to the carrying value of marketable securities, assumptions used in determining fair values of share consideration received for proceeds of dispositions, the determination of impairment of assets and their useful lives for amortization and income taxes. Financial results as determined by actual events could differ from those estimates.

(IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

i) Financial instruments

Financial instruments include cash, marketable securities, accounts receivable, advances and deposits, accounts payable and loans which are short-term in nature.

Under the Rozmin s.r.o. agreement **(Note 3)** the Company has a right to receive additional shares in EuroGas Inc. as consideration for the sale depending on market value criteria and net amount recovered through sale. The Company will be entitled to receive additional shares, however, the amount is not determinable at this time. No further sale consideration will be recorded as the additional shares represent a corresponding decline in market value of the original shares provided under the sale agreement.

j) Risk management

The Company's primary assets at the balance sheet date are marketable securities, advances and resource interests in Slovakia held by the Slovakian subsidiary. The Company could, accordingly, be at risk for market value and foreign currency fluctuations, developing legal and political environments and price fluctuations in resource sector markets.

The Company does not maintain significant cash or other monetary assets or liabilities in Slovakia. The Company relies on local consultants for the management of its Slovakian interests and for legal and accounting matters.

3. DISPOSITION OF SUBSIDIARY

The Company entered into an agreement effective March 27, 2001 to sell its 57% shareholding interest in Rozmin s.r.o. **(Note 2)**. The principle terms of the agreement provide for the sale of Rozmin shares to EuroGas Inc. ("EuroGas") for consideration as follows:

i) Issuance by EuroGas Inc. of 12,000,000 common shares in EuroGas (see below).

ii) Repricing of 2,500,000 share purchase warrants for the purchase of EuroGas shares previously held by Belmont (see below).

iii) Payment by EuroGas of $100,000 U.S. as advance royalties (subsequently net recovery to Belmont of $96,774).

iv) Payment by EuroGas of additional advance royalties of $10,000 U.S. per month should the Rozmin property not go into production by March 27, 2002.

As at the audit report date, production had not commenced. No additional advance royalties have been received. No value has been attributed to the additional advance royalty for the purpose of assigning value to the consideration received.

(See Note 10).

(IN CANADIAN DOLLARS)

3. DISPOSITION OF SUBSIDIARY – CONT'D

i) The agreement includes market guarantee provisions that require additional shares to be issued by EuroGas as follows:

a) an additional 1,000,000 shares for each $0.05 U.S. decrease in the ten day average quoted market price below $0.30 U.S. per share.

b) if Belmont is unable to realize $1,911,700 U.S. from the resale of the initial 12,000,000 shares, EuroGas is required to issue additional shares to compensate Belmont for any shortfall based on the ten day average trading price on the date of notice of shortfall.

There is significant uncertainty as to the net realizable value of the EuroGas shares as at March 27, 2001. For the purposes of determining fair value of the consideration at the time of the agreement, management has determined that the effective guarantee amount of $1,911,700 U.S. is the most appropriate estimate of fair value.

No value has been assigned to the additional shares required under the guarantee provisions as the additional shares are provided to compensate for subsequent market value decline.

After July 16, 2002, the EuroGas shares will be released for trading on a phased basis at an amount equal to 1% per fiscal quarter of the issued and outstanding shares of EuroGas.

The Company anticipates this amount to be approximately 1,400,000 shares per quarter.

EuroGas has undertaken to qualify and file a registration statement with U.S. regulatory authorities to apply to have all of the shares released for trading.

As at the audit report date, the Company is assisting EuroGas in the process of preparing the U.S. registration statement.

The EuroGas shares are restricted from trading until July 16, 2002 unless a prior registration statement is filed and accepted by U.S. regulatory authorities to qualify the shares for resale.

(See Note 17).

ii) The fair value of the repricing of 2,500,000 share purchase warrants under the agreement has been estimated using the "Black Sholes" option pricing model. Under this model, volatility has been calculated at 111%, however a maximum 50% rate was determined to be more representative. Dividend yield was set at 0 % and a risk free interest rate was set at 4%.

(IN CANADIAN DOLLARS)

4. MARKETABLE SECURITIES

Marketable securities are recorded at the lower of cost or market value.

Quoted market value January 31, 2002 $2,676,564 (2001 - $48,500).

	2002 $	2001 $
EuroGas Inc.		
Common shares – 12,000,000 (2001 – 42,000) **(Note 3)**	3,207,500	31,500
Montoro Resources Inc.		
Common shares – 50,000 (2001 – 50,000) **(Note 10)**	1,500	2,000
Consolidated E.T.C. Industries Ltd.		
Common shares – Nil (2001 – 750,000) **(Note 10)**	-	15,000
	3,209,000	48,500

The Company anticipates disposition of marketable securities within the ensuing fiscal year subject to market conditions.

5. ADVANCES AND DEPOSITS

a) i) During a prior year, the Company entered into an initial option agreement to acquire a 25% interest in EnviGeo Trade s.r.o., a private Slovakian company that owns an oil and gas exploration license in north-eastern Slovakia. Terms of the agreement included payment by Belmont of a refundable deposit of $100,000 (paid) and an additional $400,000 payable within 90 days, subject to Belmont completing a due diligence assessment of the exploration license.

After completing its due diligence, the Company decided not to exercise its option under this agreement and requested return of the deposit.

On April 15, 2001, the debt was assigned to Sierra International Group Inc. and 300,000 common shares of EuroGas Inc. were deposited as collateral for the repayment of this advance.

Interest of $10,000 Cdn. due on May 15, 2001 remains outstanding. If the advance was not repaid by May 31, 2001 the Company had authority to begin liquidating the EuroGas Inc. common shares to recover the debt. The Company subsequently agreed to a 30 day extension to June 30, 2001 in consideration of an additional $2,500 in interest. The extension period expired and the balance remains outstanding.

ii) During the prior year, the Company advanced a $150,000 U.S. refundable deposit as a right of first refusal to acquire a 25% interest in an oil and gas concession in the Sakha Republic. After due diligence, the Company decided not to proceed with this transaction and requested a return of the funds.

(IN CANADIAN DOLLARS)

5. ADVANCES AND DEPOSITS – CONT'D

a) ii) Cont'd

On March 20, 2001, as the funds had not been received, the debt was assigned to a party related to EuroGas Inc. and 700,000 common shares of EuroGas Inc. were delivered to the Company as collateral against the debt.

Interest on the debt is payable quarterly at a rate of 15% per annum calculated from June 30, 2000. As at May 15, 2001, interest of $16,000 Cdn. has been received. If the principal sum was not repaid by June 30, 2001, the Company had authorization to begin liquidating the EuroGas Inc. common shares to recover the debt.

The Company has possession of the security shares, however, it is currently unable to sell the shares as the named owner has not signed the share certificates over to the Company.

As at the audit report date the Company and parties involved are negotiating settlement and repayment terms. Management anticipates a resolution and recovery of the balance due, however, there remains uncertainty. A 50% provision for non-recovery has been recorded as at the balance sheet date.

The party guaranteeing the obligation and providing the collateral shares has business ties to directors of Belmont through EuroGas Inc. **(See Note 10).**

b) The Company advanced funds totaling $56,740 on behalf of a related company to fund that company's participation requirements in the Ungava mineral interests. **(Note 10).**

6. CAPITAL ASSETS

	2002 $			2001 $
	Cost	Accumulated Amortization	Net	Net
Office furniture and equipment	15,885	7,605	8,280	10,299

BELMONT RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2002 AND 2001

(IN CANADIAN DOLLARS)

7. RESOURCE INTERESTS

		2002 $	Current transactions $	2001 $
a)	Pezinok II, Slovakia			
	Acquisition costs	4,918,817	-	4,918,817
	Plant and equipment	173,268	-	173,268
	Deferred costs	425,354	-	425,354
	Balance, beginning of year	5,517,439	-	5,517,439
	Less: cumulative write-down	(5,517,439)	(100,000)	(5,417,439)
		-	(100,000)	100,000
b)	Maseva, Slovakia			
	Acquisition costs (cash)	42,500	-	42,500
c)	Ungava, Quebec			
	Acquisition costs	67,500	-	67,500
	Exploration expenditures	50,760	-	50,760
		118,260	-	118,260
	Less: cumulative write-down	(118,260)	(118,260)	-
		-	(118,260)	118,260
d)	Rozmin, Slovakia			
	Acquisition costs	2,156,369	-	2,156,369
	Mine development	395,362	-	395,362
	Plant and equipment	42,849	-	42,849
	Exploration expenditures	63,363	14,514	48,849
		2,657,943	14,514	2,643,429
	Less: disposal **(Notes 2 and 3)**	(2,657,943)	(2,657,943)	-
		-	(2,643,429)	2,643,429
e)	Lac Rocher, Quebec			
	Acquisition costs (net)	-	-	78,000
	Exploration costs	-	-	1,157
		-	-	79,157
	Less: cumulative write-down	-	-	(79,157)
		-	-	-
		42,500	(2,861,689)	2,904,189

(IN CANADIAN DOLLARS)

7. RESOURCE INTERESTS - CONT'D

a) Pezinok II, Slovakia

By agreement dated May 1, 1996 with Rudne Bane, s.p., a Slovakia State owned mining corporation, the Company's 100% subsidiary acquired a 100% interest in the Pezinok II mining concession, a former producing gold/antimony mine and mill, located in Pezinok, Slovak Republic.

The Company has maintained its interest in the Pezinok II mining concessions and has been seeking a joint venture partner to continue development plans.

As a result of depressed gold prices and weak resource sectors world-wide, the Company has been unable, to date, to find a joint venture partner or commit its own resources to fund the reopening of the Pezinok mine as planned.

Management feels that based on current gold prices the project is not currently viable. The mining and environmental permits for reopening the project expired at the end of 1999. The Company continues to hold certain of the rights to the concessions, however to reopen the mining operation new permits will be required. The Company has effectively abandoned its interests in the concessions, due to uncertainty over the viability of the mining operation.

A write-down of the value of the combined concessions and dedicated capital assets to $100,000 Cdn. was recorded in prior years. Management has determined, based on current market conditions and company plans that no further resources will be directed to the concessions. Accordingly, the balance of carrying value has been written-off in the current year.

b) Maseva, Slovakia

In a prior year, the Company entered into an agreement with EuroGas Inc. whereby it sold its 90% ownership in Maseva Gas s.r.o. ("Maseva").

In October, 2000, the Company reacquired the 90% ownership in Maseva for cash consideration of $42,500 (paid). The Company is maintaining its interest in the Maseva properties and no further impairment is indicated.

An additional payment of 1.25 million Slovakian Crowns (approximately $42,500 Cdn.) will be due in July 2002 which the Company must make to maintain the concession.

c) Ungava, Quebec

On January 4, 2000, the Company entered into an option assignment agreement with Montoro Resources Inc. to acquire a 50% interest in an exploration permit in the Ungava region of Quebec.

(IN CANADIAN DOLLARS)

7. RESOURCE INTERESTS - CONT'D

c) Ungava, Quebec – cont'd

Consideration for the acquisition was as follows:

i) cash payments of $55,000 (paid)
ii) issuance of 50,000 common shares of the Company to Montoro (issued) at a deemed price $0.25 per share.
iii) completion of a Phase I exploration program in the amount of $30,000 by September 30, 2000 (completed).

During the current year, the Company determined further expenditures were not warranted and abandoned its interest in the Ungava region. Accordingly, all costs have been written off.

d) Rozmin, Slovakia

The Company held a 57% interest in Rozmin s.r.o., a private Slovakian mining company that controls a talc deposit in the eastern Slovak Republic. The total cash consideration for the acquisition was 2,850,000 German marks ($2.061 million Cdn.).

A finder's fee of 150,000 German marks ($104,240 Cdn.) was paid.

During the year, the Company entered into an agreement to sell its 57% equity interest in the capital stock of Rozmin s.r.o. to EuroGas Inc., a company incorporated in Utah, U.S.A. **(See Note 3).**

e) Lac Rocher, Quebec

The Company entered into an agreement dated March 5, 1999 for the right to acquire a 100% interest in 67 mineral claims located in the Lac Rocher area, Quebec ("property"). The agreement provided the Company the right to acquire a 100% interest in the property by payment of $55,000 (paid) and issuance of 100,000 common shares (issued) at a deemed price of $0.50 per share.

In March, 1999, the Company entered into an agreement with Montoro Resources Inc. ("Montoro") whereby Montoro was granted an option to acquire 50% of Belmont's 100% interest in the claims. Montoro paid Belmont $30,000 and issued 50,000 common shares. In addition, Montoro was required to expend $35,000 on exploration on the property by September 30, 2000.

In the prior year, the Company determined further expenditures were not warranted and has abandoned its interests in the Lac Rocher claims. Accordingly, all costs have been written off.

8. SHORT TERM LOAN

The loan is repayable on demand and bears interest at the rate of 18% per annum until the loan is repaid in full.

(IN CANADIAN DOLLARS)

9. SHARE CAPITAL

a) Authorized

50,000,000 common shares at no par value

b) Issued

	2002		2001	
	Number	$ Amount	Number	$ Amount
Balance, beginning of year	20,703,012	13,902,565	19,764,012	13,605,585
Issued during the year for:				
Property acquisitions	-	-	50,000	12,500
Stock options exercised	-	-	889,000	284,480
Balance, end of year	20,703,012	13,902,565	20,703,012	13,902,565

c) Stock Options

	# of options
Balance, beginning of year	2,055,000
Forfeited during the year	1,080,000
Balance, end of year	975,000

The exercise price and expiry dates of share purchase options outstanding to directors and employees are as follows:

Number of Shares	Exercise Price	Expiry Date	
75,000	0.14	February 18, 2002	(expired)
900,000	0.14	August 17, 2002	
975,000			

(See Note 13).

d) Escrow and pooled shares

There are no shares held in escrow or subject to pooling agreements as at the year end.

(IN CANADIAN DOLLARS)

10. RELATED PARTY TRANSACTIONS

During the year the Company had the following transactions with related parties.

a) Marketable securities include $1,500 (2001 - $48,500) for shares in a publicly traded company with directors in common with Belmont.

b) Marketable securities include $3,207,500 in value assigned in the EuroGas transaction **(Note 3)**. One of the directors of Belmont was appointed to the board of directors of EuroGas as a consequence of the Rozmin s.r.o. sale to EuroGas.

c) Due from related party (long-term) is an amount due from a company with common directors. By agreement the amount due is non-interest bearing and is not repayable before April 30, 2003.

d) Due to related parties includes:
   i) amounts due to companies with common directors, payable on demand without interest.
   ii) amounts due to directors, payable on demand without interest.
   iii) amounts due to an individual related to a director, payable on demand with interest at 18% per annum.

11. COMMITMENTS

a) The Company has entered into a lease agreement for rental of office premises commencing January 1, 2001 and expiring November 30, 2003 at a basic rent of $2,203 per month.

The basic rent commitment to the expiry date is as follows:

	$
2003	26,432
2004 (to November 30, 2003)	22,027

The Company is also committed to paying its proportionate share of all taxes, operating costs and other charges as outlined in the lease agreement. These costs are estimated to total $1,800 per month.

b) The Company has retained legal services for the completion of a U.S. registration statement to qualify the 12,000,000 shares for trading of EuroGas. **(Note 3)**.

As at the year end, a deposit of $3,000 U.S. had been paid. This amount is included in prepaid expenses. The total cost of the registration statement is expected to be $25,000 U.S.

(IN CANADIAN DOLLARS)

12. SEGMENTED INFORMATION

Identifiable assets by geographic location:	2002 $	2001 $
Canada	3,565,796	490,104
Slovakia	8,269	2,985,029
	3,574,065	3,475,133

13. SUBSEQUENT EVENTS

Subsequent to the year end, the following transactions occurred:

a) In February, 2002 the Company arranged a non-brokered private placement of 500,000 common share units of the Company. Each unit consists of one common share and one non-transferable share purchase warrant at a price of $0.10 per unit. Each warrant is exercisable for a period of two years from February 8, 2002 and entitles the holder to purchase one additional share in the capital of the Company at a price of $0.10 per share in the first year or $0.125 per share in the second year.

b) In February, 2002 the Company entered into an agreement to acquire a 100% interest in four claim blocks (64 units) located in the Porcupine Mining Division, James Bay, Northeastern Ontario. Consideration for the acquisition was as follows:
   i) payment of $12,500 (paid)
   ii) issuance of 250,000 common shares of the Company at a deemed value of $0.10 per share (issued)
   iii) issuance of 37,000 common shares of the Company at a deemed value of $0.10 per share (issued)

   In April 2002, the Company acquired an additional 100% interest in ten claims (157 units) located in the Porcupine Mining Division. Staking costs relating to this acquisition totalled $8,250.

c) In February 2002, the Company entered into an investor relations agreement for a period of six months whereby it is committed to paying a monthly fee of $3,500.

   Regulatory approval for this transaction was received.

d) Incentive stock options for up to 960,000 shares at an exercise price of $0.14 per share for a period of four years have been granted to directors, employees and consultants. The options granted cannot be exercised until regulatory approval has been obtained. Any shares issued on the exercise will have a four month exchange hold period from the date the options were granted.

   As at the audit report date regulatory approval had not been received.

e) Amounts totalling $67,590 were collected from current balances due from related parties.

(IN CANADIAN DOLLARS)

14. TAX LOSSES CARRIED FORWARD

The Company has available non-capital losses of approximately $863,000 which may be carried forward to apply against future income for tax purposes. These losses will expire at different stages up to and including 2008 as follows:

	$
2004	109,000
2005	255,000
2006	219,000
2007	-
2008	280,000
	$863,000

In addition, the Company has net capital loss carryforwards of approximately $2,400,000 which may be carried forward indefinitely to apply against future capital gains.

The future potential income tax benefits of these losses has not been recorded in these financial statements.

15. NON-CASH TRANSACTIONS

The following non-cash transactions relating to the disposal of Rozmin s.r.o. have been excluded from the statement of cash flows:

	$
Proceeds assigned to share consideration **(Note 3)**	3,207,500
Accounts receivable	10,713
Accounts payable	154,354
Elimination of prior year non-controlling interest	118,915

16. COMPARATIVE FIGURES

Certain of the 2001 comparative figures have been reclassified to conform with current presentation.

17. CONTINGENCY

The Company has recorded as a current asset, marketable securities in EuroGas Inc. **(See Note 3)** valued at $3,207,500 Cdn.

The realization of this amount as a current asset is dependant upon the filing and acceptance of a U.S. registration statement to qualify the shares to be traded. The registration statement is to be prepared and filed by EuroGas Inc. under the agreement. Should the U.S. registration statement not be filed or accepted the amount of shares available to be traded on a current basis would be restricted as detailed in Note 3 to these financial statements.

The number of shares ultimately available for sale is subject to certain market and sale recovery conditions, also as detailed in Note 3 to these financial statements.

The Company has requested that EuroGas Inc. complete and file the registration statement.

As at the audit report date, the registration statement had not been filed and Belmont has engaged legal advisors to assist in completing the required filings to qualify the shares for resale should EuroGas not complete the filing required.

The ultimate recoverable value of the marketable securities including the amount of guarantee shares to be issued by EuroGas will be dependant upon completion of the U.S registration statement, agreement between the parties of the amount of guarantee shares to be issued, and the market for EuroGas shares when and as the shares are sold in the market.

Management is of the opinion that within the ensuing fiscal year the registration statement will be filed and accepted, the EuroGas shares will become fully free trading, the parties will reach an agreement as to the number of guarantee shares issuable, and that the value of the marketable securities as recorded will be fully realized.

BELMONT RESOURCES INC.

(the "Company")

SCHEDULE B:

SUPPLEMENTARY INFORMATION

SECTION 1 - ANALYSIS OF EXPENSES AND DEFERRED COSTS

See Schedule A - Statement of Operations and Notes 7 - Resource Interests in the accompanying Consolidated Financial Statements.

SECTION 2 - RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Refer to Note 10 of the accompanying Consolidated Financial Statements.

SECTION 3 - SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

a) SECURITIES ISSUED DURING THE PERIOD ENDED JANUARY 31, 2002:

Date of Issue	Type of Security	Type of Issue	No. of Shares Issued	Price Share	Total Proceeds	Type of Consideration
No shares were issued during the year. Refer to Note 9 of the accompanying Consolidated Financial Statements.						

b) SUMMARY OF OPTIONS GRANTED DURING THE PERIOD ENDED JANUARY 31, 2002:

Date Granted	No. of Shares	Director or Employee	Exercise Price	Expiry Date
NIL				

SECTION 4 - SUMMARY OF SECURITIES AS AT JANUARY 31, 2002

a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JANUARY 31, 2002:

The Company has authorized share capital of 50,000,000 common shares with no par value. The Company has issued and allotted shares of its capital stock totalling 20,703,012.

b) SUMMARY OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT JANUARY 31, 2002:

Security	Number	Exercise Price	Expiry Date
Options	75,000	$0.14	February 18, 2002*
Options	900,000	$0.14	August 17, 2002
Warrants	Nil		

* Subsequent to the year end, these options expired unexercised.

c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JANUARY 31, 2002:

Common shares in escrow – NIL

SECTION 5 - LIST OF DIRECTORS/OFFICERS AS AT JUNE 7, 2002:

Vojtech Agyagos................President/Director
Gary Musil..........................Secretary/Director
Kenneth B. Liebscher.........................Director
Peter P.H. John..................................Director
Peter E. Serck....................................Director
Jake Bottay..Director

BELMONT RESOURCES INC.

(the "Company")

SCHEDULE C:

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS IN THE YEAR ENDED JANUARY 31, 2002 AND UP TO THE DATE OF THIS REPORT:

1. Nature of Business:

See Notes to Financials - Nature of Operations Note (1) & Subsequent Events Note (13)

In March 2001 the Company entered in an Agreement whereby it agreed to sell subject to regulatory and shareholder approvals, to EuroGas, Inc. ("EuroGas") its 57% equity interest in the Capital stock of Rozmin s.r.o. This received approval at the July 17/01 Annual General Meeting.

At the Pezinok II mining concession the Company is preparing to liquidate the assets and wind down this project.

In February and April 2002 the Company acquired 5 potential mineral prospects in an active diamond exploration area - the James Bay Lowlands, northeastern Ontario.

2. Operations Detail and Financial Condition:

(a) Acquisitions & Dispositions:

See the detail previously mentioned in 'Nature of Business', regarding the March 2001 Agreement, and February/April 2002 acquisitions.

(b) Material Expenditures:

As a result of the disposition of the 57% equity interest in Rozmin s.r.o. and costs related to this Slovakian subsidiary our General and Administrative expenses decreased during the second half of 2001. During the first nine months increases were in administrative services and salaries due to costs incurred in preparation of the annual 20-F filing with the U.S. Securities and Exchange Commission (the "SEC"), preparing the back-up and coordinating documents for the year-end audited financials.

Overall, operating expenses decreased 10.95% ($36,923 less than the twelve months ending January 31, 2001.

Significant decreases were in: Travel and Promotion $4,933 in 2002 ($22,701 in 2001). This was due to the travel and due diligence required in Slovakia in the previous year during the acquisition of Rozmin.

Rent and office expenses $35,857 in 2002 ($66,128 in 2001). This was as a result of the Company's move to smaller office space and an office building where the base rate and overhead were less expensive per square foot.

Other decreases included: Legal and accounting $22,046 in 2002 ($25,703 in 2001) and Shareholder relations $15,631 in 2002 ($20,785 in 2001)

Significant increases were in: Consulting fee $10,465 in 2002 ($5,000 in 2001) as the Company required an independent evaluation report on the proposed disposition of the interest in Rozmin. Bad debts $12,885 in 2002 ($nil in 2001) as a result of write-offs of uncollectible receivables.

(c) News Releases & Material Change Reports:

February 8, 2002 - The Company entered into a Letter of Intent with Serge LaVoie to acquire 100% interest in the Tolmie Claim Block, James Bay Lowlands Region, Northeastern Ontario. Terms of the Letter of Intent provides for staged payments totalling $12,500 and the issuance of 250,000 shares in two tranches following regulatory approval. The diamond prospect property is also subject to a 2% NSR. A finder's fee in shares is also payable subject to CDNX approval.

FINANCING

The Company has arranged a non-brokered private placement of 500,000 units at a price of $0.10 each. Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.10 in the first year and $0.125 in the second year.

The funds will be used for working capital purposes and the private placement is subject to regulatory approvals.

February 19, 2002 - The Company has entered into an Investor Relations agreement dated February 15, 2002, with MITRADE INTERNATIONAL INC. ("MiTrade"). Under the terms of the agreement subject to regulatory approval the Company has engaged MiTrade to provide investor relations services for a six-month term in consideration of a monthly fee of $3,500 plus reimbursement of reasonable out-of-pocket expenses. In addition, stock options are being proposed for granting to MiTrade, according to Canadian Venture Exchange policy.

The services to be provided by MiTrade will include:
Identifying and maintaining a database of existing and potential investors and the brokerage and financial community; ensuring continued contact with those persons; assisting in the planning of corporate presentations; and advising on potential financing.

February 27, 2002 - Further to our February 8, 2002 News Release the Company is pleased to announce a final agreement has been signed with Serge LaVoie to acquire 100% interest in the Tolmie Claim Block, James Bay Lowlands Region of Northeastern Ontario.

The Company has contracted a Geologist to prepare an updated report on the property and outline an exploration program. The James Bay Lowlands is considered a very favorable area for the source of diamonds. Further details on this property of merit and its significant geological features will be released upon receipt of the geological report.

The Company has received conditional acceptance of the private placement and the $50,000 in financing. Final documentation has been filed for approval.

March 27, 2002 - The Company has received a preliminary report on its 64 unit (1024 ha) property located in north central Tolmie Township.

Two companies have previously worked the claims. In 1978 Hudson Bay Oil & Gas Co., Ltd. flew a combined electromagnetic (em) and magnetic survey over a large area that included the Belmont property. An anomalous area immediately to the west of the property was surveyed with follow-up ground em and magnetic methods. In 1987 Continental Precious Metals Inc. continued a ground magnetometer survey revealing a generally east/west magnetic trend within which two roughly circular anomalies, one a magnetic high approximately 200m in diameter and the other a magnetic low roughly 600m in diameter were delineated. These anomalies, which were reported to correspond in location to air photo features, were believed to represent intrusive bodies possibly kimberlities. Based on preliminary information received the Company is reviewing additional prospects surrounding our Tolmie claims for further acquisitions. The final geology report and recommended work program is expected by month end.

Subject to regulatory approvals, incentive stock options have been granted as to 960,000 shares at $0.14 for a period of four years. The options granted cannot be exercised until CDNX approval has been obtained and any shares issued on the exercise must be legended with a four month Exchange hold period from the date of the stock options are granted.

(d) Investor Relations Activities: There were no new investor relation's activities undertaken by or on behalf of the Company during the year ending January 31, 2002 except for the dissemination of press releases to the media, interested shareholders, investors, and brokers. See February 19/02 News Release in (c) for Subsequent event.

(e) Breaches of corporate, securities or other laws, or of an Issuer's listing agreement with the TSX Venture Exchange: None

(f) Regulatory Approval:

October 26, 2001 - In accordance with Policy 2.5, the Company has not maintained the requirements for a Tier 1 company. Therefore effective October 26, 2001, the Company's tier classification on the CDNX has been changed from Tier 1 to Tier 2.

March 1, 2002 - The CDNX accepted for filing documentation with respect to a non-brokered private placement announced February 8, 2002;

March 5, 2002 - The CDNX accepted for filing an Agreement dated February 10, 2002 between the Company and Serge Lavoie whereby the Company acquired four mineral claims (64 units) in the James Bay Lowlands. A finder's fee agreement was also accepted.

3. Subsequent Events

See Notes 13 of the accompanying Financial Statements and section 2 (c) preceding.

4. Financings, Principal Purposes and Milestones

Following completion of the sale of our 57% equity interest in Rozmin, the Company will hold in excess of $3.2 million CDN in marketable securities of EuroGas, Inc.

5. Liquidity and Solvency

Working capital is in excess of $3,281,444 and is adequate to cover General and Administrative costs until we are able to liquidate some of the EuroGas, Inc. common shares. The Company continues to rely on its Management to find new sources of financing to provide additional working capital for new resource acquisitions and exploration.

BELMONT RESOURCES INC.

PROXY

FOR THE ANNUAL GENERAL MEETING
TO BE HELD JULY 23, 2002.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY.

The undersigned member of BELMONT RESOURCES INC. (the "Company") hereby appoints Vojtech Agyagos, a director of the Company, or failing him Gary Musil, a director of the Company, or instead of the foregoing __________ as proxyholder to attend the Annual General Meeting of the Company to be held on July 23, 2002 at the Company's registered office located at Suite 2100-1066 West Hastings Street, Vancouver, B.C. at the hour of 10:00 a.m. (Vancouver time) and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below:

1. Appointment of Dale, Matheson, Carr-Hilton, Chartered Accountants, of Vancouver, British Columbia, as auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor.

   VOTE FOR ___ VOTE WITHHELD ___

2. Fixing the number of directors at 6.

   VOTE FOR ___ AGAINST ___

3. Election of the following persons to the board of directors of the Company.

Vojtech Agyagos	VOTE FOR ___ WITHHELD___
Kenneth B. Liebscher	VOTE FOR ___ WITHHELD___
Gary Musil	VOTE FOR ___ WITHHELD___
Peter E. Serck	VOTE FOR ___ WITHHELD___
Peter P.H. John	VOTE FOR ___ WITHHELD___
Jake Bottay	VOTE FOR ___ WITHHELD___

4. Approval of the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

   VOTE FOR ___ AGAINST ___

5. Authorize:

   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;

   (b) the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of outstanding listed shares;

   (c) upon the exercise of stock options, the issuance of shares to insiders, within a one year period, exceeding 10% of the outstanding listed shares.

(d) upon the exercise of stock options, the issuance of shares to any one insider and such insider's associates within a one year period, exceeding 5% of the outstanding listed shares.

VOTE FOR __ AGAINST __

6. Approval of an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

VOTE FOR __ AGAINST __

7. Approval of such other business as may properly come before the meeting as the proxyholder, in his sole discretion, may see fit.

VOTE FOR __ AGAINST __

The shares represented by this proxy may be voted on the above items by marking an "X" in the space provided for that purpose.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.

DATED and SIGNED this __ day of ________, 2002.

____________________	____________________
NAME (Please Print)	SIGNATURE
____________________	____________________
Address of Member	Number of shares held
____________________	
City/Province/Postal Code	

NOTES

1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY POLL REQUESTED BY A SHAREHOLDER OR PROXYHOLDER (PROVIDED THE INSTRUCTIONS ARE CERTAIN) OR REQUIRED BY VIRTUE OF 5% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY BEING REPRESENTED BY PROXIES AT THE MEETING THAT ARE TO BE VOTED AGAINST A MATTER. IF THE SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE ITEMS HEREIN BY MARKING AN "X" IN THE SPACE PROVIDED FOR THAT PURPOSE, THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THAT CHOICE. **IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.** IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OTHER THAN THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.

2. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

3. This Proxy will not be valid unless it is dated and signed by the shareholder, by his attorney authorized in writing or by the intermediary. In the case of a corporation, this Proxy must be signed under its corporate seal or signed by a duly authorized officer or attorney of the company.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Company's Registrar and Transfer Agent, THE CIBC MELLON TRUST COMPANY, 1600-1066 WEST HASTINGS STREET, VANCOUVER, B.C. V6E 3X1, at least 48 hours before the time of the meeting, excluding Saturdays, Sundays and holidays, or with the Chairman of the Meeting prior to commencement of the meeting.

5. This proxy is solicited by management of the Company.

Your name and address are shown as registered - please notify the Company of any change in your address.

SUPPLEMENTAL MAILING LIST

RETURN CARD

TO: **SHAREHOLDERS OF BELMONT RESOURCES INC.**

If you wish to be included in the supplemental mailing list for BELMONT RESOURCES INC. (the "Company") in order to receive its interim financial statements, please complete and return this card to:

THE CIBC MELLON TRUST COMPANY, 1600-1066 WEST HASTINGS STREET, VANCOUVER, B.C. V6E 3X1

Attention: Stock Transfer Department

TO: BELMONT RESOURCES INC.

The undersigned certifies that he/she/it is the owner of securities of the Company and requests to be placed on the Company's supplemental mailing list in order to receive its interim financial statements.

DATED: ________

____

Signature

____

Name - please print

____

Address

____

____

Name and title of person signing
if different from name above.

BELMONT RESOURCES INC. ("BEO")

Visit the **Belmont** website at www.belmont-resources.com and stay tuned for UPDATED info on **Belmont's** recent acquisitions of **5 potential diamond properties** in an **ACTIVE** diamond exploration district in Canada. The most advanced diamond exploration project in the province of Ontario is **DeBeers Canada Exploration Inc.'s** 100% owned Victor project in the James Bay Lowlands. Belmont Resources Inc. (BEO-CDNX) is poised to become, the next kimberlite diamond discovery in the James Bay Lowlands, a region that has uncovered thousands of kimberlite indicator minerals.


The 3 Secrets of Successful Investing
• Stay Invested (take a profit)
• Invest Regularly
• Invest Early
Belmont Resources Inc.
TSX - "BEO"

INVESTMENT HIGHLIGHTS

- Belmont's Tolmie Township property is well located at the intersection of the northwest trending Lake Timiskaming ("Lake Tim") Structural Zone with the north to northeasterly striking Kapuskasing Structural Zone ("Kapus"). Four known clusters of kimberlite pipes are associated with the Lake Tim zone. Similarly diamond bearing lamprophyre dykes located in close proximity to and thus probably associated with Kapus have been found near Wawa Under 'Operation Treasure Hunt', the Ontario Geological Survey (the "OGS") is overseeing kimberlite indicator mineral studies for the zone stretching from Wawa to southwest of Moosonee and in portions of the James Bay Lowland.

- Belmont has staked 4 additional claim blocks in the James Bay Lowlands and hopes to joint venture the exploration on these prospects.

- Belmont has minimum debt and is expecting to receive SEC registration for free trading of 12 million EuroGas Inc. common shares which will generate $1.8 million USD into Belmont's treasury over the next two years.

- Belmont is to receive $10,000 USD per month from EuroGas until commercial production (est. 12 more months) is reached on the Slovak talc mine.

- Belmont holds a 90% share interest in an oil/gas prospect in Slovak Republic which has recently been of interest to joint venture parties.

CALL INVESTOR RELATIONS (Mike)
514-737-4141
Fax: 514-737-6519

or email: hechema@aol.com

FILE 82-636 and 0-29616

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

June 26, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3, Timely Disclosure

This letter is to confirm that our News Release dated June 26, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c. - B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors, Attn: Paul Fang (e-mail)
- Dale, Matheson, Carr-Hilton, C.A., Attn: James F. Carr-Hilton (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Moody's Investor Services (2)
- Directors

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

June 26, 2002

CDNX – "BEO"
OTC-BB-BEOVF

"NEWS RELEASE"

JAMES BAY LOWLANDS, ONTARIO UPDATE

Further to our News Release of March 27, 2002, Belmont Resources Inc. has received a final geological report on its 64 unit (1024 hectare) property located in north central Tolmie Township, James Bay Lowlands, a region that has uncovered thousands of kimberlite indicator minerals.

Belmont's Tolmie Township property is well located at the intersection of the northwest trending Lake Timiskaming ("Lake Tim") Structural Zone with the north to northeasterly striking Kapuskasing Structural Zone ("Kapus"). Four known clusters of kimberlite pipes are associated with the Lake Tim zone. Similarly diamond bearing lamprophyre dykes located in close proximity to and thus probably associated with Kapus have been found near Wawa. Under 'Operation Treasure Hunt', the Ontario Geological Survey (the "OGS") is overseeing kimberlite indicator mineral studies for the zone stretching from Wawa to southwest of Moosonee and in portions of the James Bay Lowland.

Belmont's Tolmie property is considered to be highly perspective to host one or more potentially diamond bearing kimberlite pipes. With respect to the geological setting and structural controls for diamond bearing kimberlite intrusions, the property is exceptionally well located. Untested magnetic features that may have a kimberlite source exist within the property boundaries. The first phase program will be a fixed wing areomagnetic and electromagnetic survey and will commence as soon as financing is available.

Upon the recommendation of our Consulting Geologist , Belmont has staked 4 additional claim blocks in the James Bay Lowlands, and expects to joint venture the exploration on these projects. The most advanced diamond exploration project in the province of Ontario is DeBeers Canada Exploration Inc.'s 100% owned Victor project, also located in the James Bay Lowlands.

For further information visit the Belmont website at www.belmont-resources.com and watch for updates.

ON BEHALF OF THE BOARD

Gary Musil,
Secretary/Director

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

June 26, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Belmont Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of June 26, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary/Director

DATED this 26th day of June, 2002

BELMONT RESOURCES INC.

COPY

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@telus.net
Website: www.Belmont-Resources.com

July 19, 2002

Securities & Exchange Commission
Division of Corporate Finance
450 – 5th Street N.W.
Washington, DC
20549

Attn: Filing Desk

Dear Sir or Madam:

Re: Belmont Resources Inc. (the "Issuer")
Report of Foreign Private Issuer on Form 6 - K
Commission File No. 0-29616

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) and pursuant to Rule 13a-16 or 15d-16 of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders from April 1 - June 30, 2002:

1) May 21/02 letter to B.C. Securities Commission ("BCSC") c/w Form 45-902F Report of Exempt Distribution;
2) June 24/02 letter to BCSC c/w Annual Report to Shareholders, Notice of AGM, Information Circular, Audited Financials for the year ended January 31/02 and related materials;
3) June 26/02 letter to Canadian Venture Exchange ("CDNX") c/w News Release as disseminated;
4) June 26/02 letter to BCSC c/w Form 53-901F Material Change Report;

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Yours truly,

Gary Musil,
Secretary/Director

GM/rm

Enclosures

Received as above
per: ______________________
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